Filed by VPC Impact Acquisition Holdings

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: VPC Impact Acquisition Holdings

Commission File No. 001-39544

Date: June 9, 2021

Set forth below is a presentation of Bakkt Holdings, LLC (“Bakkt”) used at the Piper Sandler Conference on June 9, 2021, as well as a transcript of Bakkt’s presentation. VPC Impact Acquisition Holdings (“VIH”) is filing the below in connection with the proposed business combination between VIH and Bakkt (the “Proposed Tansaction”).

06.09.21 CONFIDENTIAL AND PROPRIETARY 1

IMPORTANT NOTICE Disclaimer This confidential investor presentation (this “Presentation”) is being delivered for informational purposes only to assist interested parties in making their own evaluation with respect to the proposed business combination (the “Business Combination”) between VPC Impact Acquisition Holdings (“VIH”) and Bakkt Holdings, LLC, taken together with its subsidiaries (“Bakkt”). Any reproduction of the Presentation or its content without the express written approval of VIH and Bakkt is prohibited. By accepting this Presentation, each recipient agrees to use this Presentation for information purposes only and not as the basis for any voting or investment decision with respect to VIH. The information contained herein does not purport to be all-inclusive and none of VIH, Bakkt or their respective directors, officers, stockholders or affiliates makes any representation or warranty, express or implied, as to the accuracy, completeness or reliability of the information contained in this Presentation or any other written or oral communication communicated to the recipient in the course of the recipient’s evaluation of Bakkt or VIH, and no responsibility or liability whatsoever is accepted for the accuracy or sufficiency thereof or for any errors, omissions or misstatements, negligent or otherwise, relating thereto. The information contained herein is preliminary and is subject to change and such changes may be material. VIH and Bakkt disclaim any duty to update the information contained in this Presentation. The proposed Business Combination is subject to, among other things, the approval by VIH shareholders, satisfaction of the conditions stated in the definitive agreement providing for the Business Combination and other customary closing conditions. Accordingly, there can be no assurance that the proposed Business Combination will be consummated. This Presentation does not constitute (i) a solicitation of a proxy, consent or authorization with respect to any securities or in respect to the proposed Business Combination or (ii) an offer to sell, a solicitation of an offer to buy, or a recommendation to purchase any security of VIH, Bakkt, or any of their respective affiliates, nor shall there be any sale of securities in any states or jurisdictions in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No securities commission or securities regulatory authority in the United States or any other jurisdiction has in any way passed upon them merits of the Business Combination or the accuracy or adequacy of this Presentation. Participants in the Solicitation VIH and Bakkt and their respective directors, executive officers and other members of management and employees, under SEC rules, may be deemed to be participants in the solicitation of proxies of VIH’s shareholders in connection with the Business Combination. Investors and security holders may obtain more detailed information regarding the names and interests in the Business Combination of VIH’s directors and officers in VIH’s filings with the SEC, including VIH’s registration statement on Form S-1, which was originally filed with the SEC on September 4, 2020 and the registration statement on Form S-4 originally filed with the SEC on March 31, 2021, which has not yet become effective. This registration statement includes the proxy statement/prospectus and certain other documents relating to the Business Combination, which will include both the proxy statement to be distributed to VIH’s shareholders in connection with the solicitation of proxies for the vote by VIH’s shareholders with respect to the Business Combination. To the extent that holdings of VIH’s securities have changed from the amounts reported on VIH’s registration statement on Form S-1, such changes have been or will be reflected on Statements of Change in Ownership on From 4 filed with the SEC. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of proxies to VIH’s shareholders in connection with the Business Combination is included in the proxy statement/prospectus on Form S-4 relating to the Business Combination. Important Information for Investors and Shareholders This presentation is not a substitute for the registration statement or for any other document that VIH may file with the SEC in connection with the Business Combination. After the registration statement is declared effective, the definitive proxy statement/prospectus and documents incorporated by reference therein will be mailed to VIH’s shareholders as of a record date to be established for voting on the Business Combination and certain other matters and will contain important information about the proposed Business Combination and related matters. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE DOCUMENTS FILED, AND THAT MAY BE FILED, INCLUDING THE DEFINITIVE PROXY STATEMENT/PROSPECTUS AND THE DOCUMENTS INCORPORATED THEREIN, WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED BUSINESS COMBINATION. Investors and security holders may obtain free copies of other documents, including the proxy statement/prospectus, filed with the SEC by VIH through the website maintained by the SEC at http://www.sec.gov. In addition, shareholders will be able to obtain free copies of the proxy statement/prospectus by directing a request to VIH’s Chief Executive Officer at c/o Victory Park Capital Advisors, LLC, 150 North Riverside Plaza, Suite 5200, Chicago, IL 60606. INVESTMENT IN ANY SECURITIES DESCRIBED HEREIN HAS NOT BEEN APPROVED OR DISAPPROVED BY THE SEC OR ANY OTHER REGULATORY AUTHORITY NOR HAS ANY AUTHORITY PASSED UPON OR ENDORSED THE MERITS OF THE OFFERING OR THE ACCURACY OR THE ADEQUACY OF THE INFORMATION CONTAINED HEREIN. ANY REPRESENTAITON TO THE CONTRARY IS A CRIMINAL OFFENSE. You should not construe the contents of this Presentation as legal, tax, accounting or investment advice or a recommendation. You should consult your own counsel and tax and financial advisors as to legal and related matters concerning the matters described herein, and, by accepting this Presentation, you confirm that you are not relying upon the information contained herein to make any decision. CONFIDENTIAL AND PROPRIETARY 2

IMPORTANT NOTICE Forward-Looking Statements Certain statements in this Presentation may be considered forward-looking statements. Forward-looking statements generally relate to future events or VIH’s or Bakkt’s future products and financial or operating performance. For example, projections regarding customer adoption, loyalty partners, and technology development and financial projections, including future Total Revenue, Total Revenue Less Transaction-Based Expenses, Operating Expenses, Operating Income, Adjusted EBITDA, and other metrics are forward-looking statements. In some cases, you can identify forward-looking statements by terminology such as “may”, “should”, “expect”, “intend”, “will”, “estimate”, “anticipate”, “believe”, “predict”, “potential”, “prototype”, “roadmap”, “add”, “plan”, “expand” or “continue”, or the negatives of these terms or variations of them or similar terminology. Such forward-looking statements are subject to risks, uncertainties, and other factors which could cause actual results to differ materially from those expressed or implied by such forward looking statements. You should carefully consider the risks and uncertainties described in the “Risk Factor” section of VIH’s registration statement on Form S-1, the proxy statement/prospectus on Form S-4 relating to the business combination, filed by VIH with the SEC and other documents filed by VIH from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. The information contained herein is provided only as of the date on which this presentation is made and is subject to change. These forward-looking statements should not be relied upon as representing Bakkt and VIH’s assessments as of any date subsequent to the date of this presentation. Nothing in this Presentation should be regarded as a representation by any person that the forward-looking statements set forth herein will be achieved or that any of the contemplated results of such forward-looking statements will be achieved. You should not place undue reliance on forward-looking statements, which speak only as of the date they are made. Neither VIH nor Bakkt undertakes any duty to update these forward looking statements. Accounting for Cryptocurrency Transactions The accounting for revenues from cryptocurrency transactions is currently under review and subject to change. Revenues and costs resulting from cryptocurrency transactions are reflected on a gross basis in this illustration for all such transaction activity. To the extent that it is determined that some or all of the cryptocurrency transactions should not be accounted for in this manner, total revenues, and the timing of revenue recognition for certain transactional elements, could vary materially from this presentation. CONFIDENTIAL AND PROPRIETARY 3

IMPORTANT NOTICE Use of Projections The projections and estimates in this presentation are assumptions that are inherently subject to significant uncertainties and contingencies, many of which are beyond Bakkt and VIH’s control. Such projections and estimates are included for illustrative purposes only and should not be relied upon as necessarily being indicative of future results. While all projections and estimates are necessarily speculative, Bakkt and VIH believe that the preparation of prospective financial information involves increasingly higher levels of uncertainty the farther out the projection or estimate extends from the date of preparation. This Presentation contains financial forecasts with respect to Bakkt’s projected financial results, including Total Revenue, Total Revenue less Transaction-Based Expenses, Operating Expenses, Operating Income and Adjusted EBITDA. Neither VIH’s nor Bakkt’s independent auditors have audited, reviewed, compiled or performed any procedures with respect to the projections for the purpose of their inclusion in this Presentation, and accordingly, they did not express an opinion or provide any other form of assurance with respect thereto for the purpose of this Presentation. All projected financial information was prepared in accordance with GAAP. These projections should not be relied upon as being necessarily indicative of future results. The assumptions and estimates underlying the prospective financial information are inherently uncertain and are subject to a wide variety of significant business, economic and competitive risks and uncertainties that could cause actual results to differ materially from those contained in the prospective financial information. Accordingly, there can be no assurance that the prospective results are indicative of the future performance of Bakkt or that actual results will not differ materially from those presented in the prospective financial information. Inclusion of the prospective financial information in this Presentation should not be regarded as a representation by any person that the results contained in the prospective financial information will be achieved. Industry and Market Data In this Presentation, VIH and Bakkt rely on and refer to certain information and statistics obtained from third-party sources which they believe to be reliable. Neither VIH nor Bakkt has independently verified the accuracy or completeness of any such third-party information. You are cautioned not to give undue weight to such industry and market data. This Presentation may include trademarks, service marks, trade names and copyrights of other companies, which are the property of their respective owners. Solely for convenience, some of the trademarks, service marks, trade names and copyrights referred to in this Presentation may be listed without the TM, SM, (c), (r) or TM symbols, but VIH and Bakkt will assert, to the fullest extent under applicable law, the right of the applicable owners, if any, to these trademarks, service marks, trade names and copyrights. CONFIDENTIAL AND PROPRIETARY 4

OVERVIEW THE SOLUTION We’re connecting the digital economy. Invest. $1.6+ trillion Convert. in digital assets that consumers Spend & Pay. can’t easily manage. Send. Redeem. SEE ALL IN ONE PLACE UNLOCK VALUE ACROSS ASSET TYPES USE IN EVERYDAY LIFE CONFIDENTIAL AND PROPRIETARY 5

OVERVIEW POSSIBILITIES Buy crypto. 6

OVERVIEW POSSIBILITIES 165,000 points Convert into cash. 7

OVERVIEW POSSIBILITIES Redeem airline miles for . 8

OVERVIEW POSSIBILITIES Send friends. 9

OVERVIEW POSSIBILITIES Access at scale. 10

OVERVIEW VALUE PROPOSITION We’re unlocking value across the ecosystem. Unlock captive Drive loyalty Access digital consumer among asset markets spending power consumers and at scale businesses Backed by a secure, regulated platform CONFIDENTIAL AND PROPRIETARY 11

OVERVIEW ECOSYSTEM We serve three types of customers. Institutions Consumers Businesses Merchant partners looking Require secure access Seeking access to to increase customer to digital asset locked value so they loyalty, expand markets at scale can manage, spend, relationships, and transact and send digital assets more efficiently CONFIDENTIAL AND PROPRIETARY 12

OVERVIEW ECOSYSTEM The key: our secure and scalable platform. Consumers Businesses Institutions Digital Asset Marketplace Loyalty Redemption Alternative Payment Methods Bakkt Warehouse Partner Apps Bakkt Branded App and Ecosystems Bakkt platform INVEST CONVERT SPEND & PAY SEND REDEEM CONFIDENTIAL AND PROPRIETARY 13

OVERVIEW / WHY NOW?

The Serviceable Addressable Market[1] is large and growing . . .


~26% CAGR
In-Game Assets[5]
$50bn
Loyalty Points/Miles[4]
$316bn
~$1.6tn
Gift Cards[2]
$703bn
Cryptocurrency[3]
$564bn
2020
In-Game Assets[5]
$88bn
Loyalty Points/Miles[4]
$599bn
Gift Cards[2]
$1.4tn
~$5.1tn
Cryptocurrency[3]
$3tn
2025

(1) Serviceable Addressable Market. Dollar ($) amounts represent notional amounts, not aggregate revenue. (2) Allied Market Research. (3) 2020 estimate based on CoinMarketCap, Global crypto market cap as of December 14, 2020. 2025 estimate based on projections from ARK Investment Management, LLC. (4) Management estimates based on 2020-2024 data from Infiniti Research. (5) Management estimates based on relevant industry data.

CONFIDENTIAL AND PROPRIETARY 14

OVERVIEW COMPETITIVE EDGE What makes us better: Powerful Cost and ease Digital asset and growing of use of the native ecosystem Bakkt platform Secure and regulated platform Custody and trading backed by ICE CONFIDENTIAL AND PROPRIETARY 15

OVERVIEW PLATFORM APPROACH One platform, many experiences. BAKKT EXPERIENCE PARTNER-LED EXPERIENCE Full suite of capabilities Fully embedded Partially embedded Capabilities embedded in Bakkt branded app in partner platform in partner platform on partner platform Bakkt platform INVEST CON SPEND & PAY SEND REDEEM Note: Illustrative capabilities that can be integrated into partner experiences. CONFIDENTIAL AND PROPRIETARY 16

OVERVIEW HOW WE’LL GROW One platform, many value propositions. FOR INSTITUTIONS FOR CONSUMERS FOR BUSINESSES Secure crypto Unlock value of Lower cost of acceptance custody captive assets Increased conversion Regulated futures Digital asset and engagement & options aggregation and increased spending power Decreased loyalty liabilities Institutional-grade Instant liquidity New customer reach pricing execution engine Exclusive deals Broad redemption options Bakkt platform INVEST CONVERT SPEND & PAY SEND REDEEM CONFIDENTIAL AND PROPRIETARY 17

OVERVIEW HOW WE’LL GROW Bigger ... and bolder. CAPABILITIES SCALING THE PLATFORM Grow users WHAT’S NEXT Digital Asset Marketplace International Increase usage and adoption expansion NFTs More partnerships Loyalty Redemption Connected loyalty ecosystems Build new products and features Powering Central Bank Digital Currencies (CBDCs) Alternative Payment Methods Leverage data for growth CONFIDENTIAL AND PROPRIETARY 18

GO-TO-MARKET STRATEGY OPPORTUNITIES Adding new partners — and deepening with existing. FINANCIAL PLATFORMS TRAVEL & INSTITUTIONS & PAYMENTS ENTERTAINMENT RETAIL 200+ gift card Partnerships with merchants include leading financial Home Depot, Xbox, institutions including Subway, Uber and Bank of America, DoorDash Wells Fargo and PNC Rewards redemption platform for Apple Store, travel and vacation packages API solutions enable easy partner integration for large enterprises and smaller merchants. CONFIDENTIAL AND PROPRIETARY 19

FINANCIALS PILLARS Diverse revenue streams. CONVERSION CRYPTOCURRENCY SUBSCRIPTION & FEES & SPREAD BUY & SELL PLATFORM FEES Partner Revenue Revenue spread integration and spread earned earned on platform fees on conversion cryptocurrency for leveraging activity trades Bakkt capabilities CONFIDENTIAL AND PROPRIETARY 20

FINANCIALS / PROJECTED USER GROWTH

Driving growth through a multitude of channels.

LEVERAGING OUR PARTNER NETWORK . . .


Expand offerings to consumers & businesses
Onboard partners to platform
bakkt™
Embed capabilities in their ecosystems
Grow users through partner channels

. . . WE ADD PARTNERS AND USERS


Illustrative projected user growth[1]
9M
18M
23M
27M
31M
Y1E
Y2E
Y3E
Y4E
Y5E

(1) User growth numbers based on management estimates of user and partner growth. Colors do not represent actual partners and are provided for illustrative purposes only to demonstrate different types of partner growth. Numbers represent projected user growth defined as monthly active users measured at end of year. Projections initially prepared assuming January 1, 2021 close date. Current closing projected in June 2021. Company undertakes no duty to update projections.

CONFIDENTIAL AND PROPRIETARY 21

FINANCIALS INVESTMENT PLAN Focused investment plan. Investment focused on No additional Cost structure data and investment advantage, analytics Significant anticipated to leverage ICE capabilities, Ability to flex relationship variable cost operating achieve engineering leverage positive cash and significant personnel and structure infrastructure flow, expected sales and in 2023 investments to marketing to date drive growth CONFIDENTIAL AND PROPRIETARY 22

CLOSING KEY THEMES Tapping into large unmet Bakkt platform as the enabler need across digital assets across consumers, businesses and institutions Digital asset native and Diverse revenue streams and secure by design as multiple pathways to growth advantages to build scale CONFIDENTIAL AND PROPRIETARY 23

Thank You 24

APPENDIX: RISK FACTORS SUMMARY 1.    Bakkt’s business model is newly developed, untested and continually evolving and may encounter additional risks and challenges as it grows and changes. 2. Bakkt’s platform is still under development and is largely untested. Any failure by Bakkt to successfully execute on the development of its platform would have an adverse effect on its business, financial condition and results of operations. 3. If Bakkt is unable to add additional functionalities and digital assets to its platform, Bakkt’s prospects for future growth may be adversely affected. 4. Bakkt has a limited operating history and a history of operating losses, which makes it difficult to forecast Bakkt’s future results of operations. Further, Bakkt may not achieve or sustain profitability in the future. 5. The estimates of market opportunity and forecasts of market growth included in this proxy statement/prospectus and elsewhere, may prove to be inaccurate, and even if the market in which Bakkt competes in achieves the forecasted growth, Bakkt’s business could fail to grow at similar rates, if at all. 6. Substantially all of Bakkt’s net revenues each quarter come primarily from transactions during that quarter, which may result in significant fluctuations in Bakkt’s operating results that could adversely affect Bakkt’s business, financial condition, results of operations, and cash flows and may not fully reflect the underlying performance of its business. 7. Sales efforts to large enterprise and loyalty partners involve risks that may not be present or that are present to a lesser extent with respect to sales to smaller organizations. If Bakkt is unable to attract additional enterprise or loyalty partners and retain and grow its relationships with its existing enterprise or loyalty partners, Bakkt’s business, results of operations, financial condition, and future prospects would be materially and adversely affected. 8. Bakkt faces substantial and increasingly intense competition worldwide in the global loyalty, rewards, payment and investment industries. 9. If Bakkt fails to promote, protect, and maintain its brand in a cost-effective manner, Bakkt may lose market share and Bakkt’s revenue may decrease. 10. If Bakkt fails to maintain a consistently high level of user satisfaction and trust in its brand, its business, results of operations, financial condition, and future prospects would be materially and adversely affected. 11. Bakkt relies on ICE in several aspects of its business, which creates additional risk. 12. Bakkt relies on third parties, over which it has no control, in many aspects of its business which creates additional risk, including risks related to the failure of third parties to provide various services that are important to Bakkt’s operations or to comply with legal or regulatory requirements. 13. If the availability of Bakkt’s platform does not meet its service level commitments, Bakkt’s current and future revenue and reputation may be negatively impacted. 14. If Bakkt cannot keep pace with rapid technological developments to provide new and innovative products and services, the use of Bakkt’s products and services and, consequently, Bakkt’s revenues could decline. 15. If a large percentage of Bakkt’s revenue is concentrated with a small number of enterprise and/or loyalty partners, the loss of any such enterprise or loyalty partner would materially and adversely affect Bakkt’s business, results of operations, financial condition, and future prospects. 16. Bakkt’s failure to correctly cause the settlement of transactions running through Bakkt’s platform, or the failure of a third-party to correctly follow instructions regarding settlement of such transactions, could harm Bakkt’s business. 17. If Bakkt experiences rapid growth, it may place significant demands on Bakkt’s operational, administrative, and financial resources and it may be difficult to sustain such growth. 18. Acquisitions, strategic investments, partnerships, or alliances could be difficult to identify, pose integration challenges, divert the attention of management, disrupt Bakkt’s business, dilute stockholder value, and adversely affect Bakkt’s business, financial condition, and results of operations. 19. The Company’s ability to be successful following the Business Combination will depend upon the efforts of the Company Board and Bakkt’s key personnel. The loss of or failure to adequately integrate such persons could have a material adverse impact on the Company’s business following the Business Combination. 20. The Company may have to constrain its business activities to avoid being deemed an investment company under the Investment Company Act. 21. The unaudited pro forma financial information included in the section entitled “Unaudited Pro Forma Condensed Combined Financial Information” may not be representative of the Company’s results if the Business Combination is completed.

Set forth below is a transcript of Bakkt’s presentation at the Piper Sandler Conference on June 9, 2021. VIH is filing the below in connection with the Proposed Tansaction.

Bakkt Piper Sandler Conference

Richard:    We’re on our segment of cryptocurrencies and digital assets. We are very pleased to have back CEO Gavin Michael here to tell us a little bit about Bakkt. Gavin became CEO I believe at the beginning of the year, with the announced SPAC transaction of Bakkt, and a really interesting story about what they’re doing not just with cryptocurrencies but with, like I said, digital assets in general. So I will turn it over to Gavin to go through a little presentation on Bakkt. All yours, Gavin.

Gavin Michael:    Thanks, Rich. Good morning everyone, and thank you for joining us for an overview about Bakkt. I’ll just make a couple of quick disclosures.

[audio break]

Respondent:    I don’t know what’s happened … Okay. So, early on Bakkt recognized the problem. It’s hard for people to manage all of their digital assets. Our vision is really to connect the digital economy. Digital assets spanning cryptocurrency, loyalty points, rewards, cash, gift cards, equities and newer asset classes like gaming and NFTs comprise a rapidly growing segment of the economy.

Our platform allows consumers and businesses to see and access their digital assets all in one place, unlock the hidden value across asset types, and use them in everyday life for investing, for converting across asset types, for spending and payments, for sending to family and friends, and for redeeming.

Imagine buying your morning cup of coffee with crypto or converting your loyalty points into cash, or redeeming airline points for Apple products, or sending gift cards, cryptocurrency, or cash to family and friends, or simply accessing secure digital asset capabilities at scale.

We’re unlocking new ways to participate in the digital economy, for consumers to be able to aggregate and manage and spend all in one place. For businesses, the opportunity to strengthen loyalty programs and consumer engagement, and for financial institutions to access the digital asset markets at scale. All of this is backed by a secure, highly-regulated platform across all use cases and asset titles.

Our customers fall into three broad categories, institutions, consumers and businesses. We know institutions seek the infrastructure and capabilities to access new markets, products and digital asset ecosystems. We provide greater regulatory clarity, better price discovery, and more effective risk management for institutions. Consumers can access cryptocurrencies, merchant offers, loyalty points, and gift cards, and we increase their spending power and help power commerce.

And we reduce the financial liabilities for businesses associated with loyalty programs. We lower their payment processing costs, and we drive increased brand and loyalty to customers. We also enable access to [00:03:39 new forces] of consumer spending power and loyalty programs that drive growth.

Our platform has three complementary aspects. Our digital asset marketplace is designed to enable participants to transact in digital assets. It has applications for consumers, for businesses, and for institutions. Our loyalty redemption service, particularly our arrangements with leading consumer brands, provide seamless alternatives for consumers to spend their loyalty points and enable loyalty partners to reduce these financial liabilities. And we deliver consumer choice and convenience with an alternate payment method, that allows consumers to use their digital assets across merchants and enable businesses to gain access to consumers’ increased spending power.

All three of these capabilities come together seamlessly in our consumer app, but these same capabilities can be made available in our partners’ apps and in their broader ecosystems. And our Bakkt warehouse is a regulated custodian that really operates as the backbone of both our consumer and institutional proposed solutions. Underlying these products and channels as a core platform with all of these capabilities built with security and regulatory compliance at its core, and it serves all three customer segments effectively

Our serviceable addressable market is large at $1.6 trillion across cryptocurrencies, gift cards, loyalty rewards, and gaming assets. All asset classes in our addressable market is growing, and the overall market is growing in excess of 25% through 2025. We believe that our total addressable market continues to grow, fueled by international growth, increased asset class digitization, increased retail and commerce participation, and new asset classes being offered.

Our business model provides us with many competitive advantages. We have a digital asset-native architecture that is engineered to support digital assets across a wide range of classes, with scalability and strong regulatory and compliance controls at its very core. We have powerful partnerships and integration, big relationships with, and importantly connections into a significant proportion of the premier loyalty partners here in North America.

And then finally, we run a trusted platform. It is secure by design, it’s scalable, and it’s low latency. And all of this capability comes from our partnership with [00:06:43 ICE]. Our Bakkt platform supports a range of customer experiences. Many of our platform’s capabilities come together in our seamless, easy-to-use consumer app, but our partners can also embed a range of experiences in their platforms. When we think about our platform propositions for institutions, our Bakkt warehouse provides Bitcoin futures contracts as well as institutional-grade standalone Bitcoin custody for investors who are really seeking secure Bitcoin storage.

We’re extending this capability into other cryptocurrencies, and once added it will be the foundation upon which will build subsequent product offerings. For consumers our platform and experience helps consumers unlock the value of their captive assets, aggregating their digital assets all in one place, and really increasing their spending power across channels. Our partner and merchant network really expands the payment options that consumers have. It provides additional liquidity and rewards and offers to Bakkt consumer users.

And then for businesses, our loyalty redemption service really offers them greater control of redemption opportunities for businesses to reduce their financial liabilities. We also reduce the cost of payments. We’re displacing transactions off traditional payment infrastructure to gain lower payment fees and faster settlement time.

We believe we’re well-positioned for future growth by leveraging our infrastructure, our expertise, and our institutional and consumer approach. Our platform partners and products will really result in new users and increased usage in adoption from our consumers, and our growth strategies really include increasing the breadth and depth of the digital assets that are supported, adding partnerships, increasing the participation, and leveraging data in smart ways for growth.

As the platform scales we’ll earn the right to expand into new markets, into NFT and well-beyond. Our pipeline is growing and awareness is building. We’re having the most robust partner conversations in the following segments. The first is consumer financial services, where our solutions can embed through these partners, enabling access to cryptocurrency and for rewards to be exchanged for crypto and other digital assets, or simply offering new redemptions to earn and not just burn consumer digital assets.

Partners appreciate a trusted partner in Bakkt who shares the same regulatory-first approach and passion for designing a seamless user experience. The same value proposition exists for the travel and entertainment companies. The airlines, hotels and sporting venues are some of the first to raise their hands to become part of our network.

In other categories such as retail, we can offer lower transaction fee options via direct payment integration with merchants like Starbucks or Best Buy, or the ability to accept our new debit card funded by points or with crypto anywhere Apple Pay or G-Pay is available.

The fourth key category are platform companies such as point-of-sale systems and customer loyalties platform, which gives us an accelerated one-to-many path to merchants.

As we expand with these partners, our revenue in our business model comes primarily from three sources. The first source of revenue is from the spread that we make on transactions completed on the platform and the conversion of points for purchases. We expect to be able to expand revenue in this category by both increasing the number of partners that utilize the platform and expanding the capabilities that really do increase the possibilities of how consumers contract with us.

The second source of revenue is cryptocurrency buy and sell. We earn a spread each time our customers make a trade in crypto.

Finally we see subscription and platform fees that we received directly from partners that utilize our platform.

One of our largest keys to growing our revenue in the future is the growth of the consumer base, and that’s using our platform. This sort of includes customers that are directly – that are directed to the platform through partner channels, and those that download and use the Bakkt app directly. Our growth projections assume that we’re able to rapidly increase users on the platform through a combination of these efforts, B-to-B-to-C, and direct-to-consumer. We believe the more partners we onboard to the platform and the more offerings we provide, the more consumer growth and transaction volume we can generate as a business. And we have the additional advantage of a partner network who assist in growing our customer base.

Our focused and disciplined investment plan increases spend across categories, including the product and tech developers needed to continue building the platform, the sales force needed to grow the business, and the new leadership team that we’ve been recruiting to lead the company forward. Significat investments and acquisitions have already been made in the platforms since Bakkt’s inception in 2018, and we’ll be able to use those investments and our relationship with [00:12:46 ICE] to continue to accelerate the growth of the business.

Our investment plan also includes significant marketing spend, to be used with partners to execute co-marketing agreement, provide incentive for new customers to increase adoption and usage, and a modest amount of direct marketing through the consumer app. We expect to be able to use these flexible tools based upon [00:13:11 global] results, and where we believe we can achieve the lowest customer acquisition costs and the highest consumer engagement.

So before we get into Q&A with Richard, a few things I want to leave you with. Bakkt is tapping into a large and growing digital asset ecosystem with capabilities that enable consumers, businesses and institutions to access and extract value from these assets. Our foundation as a digital asset-native institution and our scalable, regulated, and secure platform will really serve as a differentiator as we expand our capabilities and our products set. And these capabilities and products create a number of diverse revenue streams for Bakkt, for our partners, and our pathway to growth.

So with that, thank you. I appreciate your time.

Additional Information and Where to Find It

In connection with the Proposed Transaction, VIH has filed a registration statement on Form S-4 that includes a proxy statement/prospectus of VIH. This document is not a substitute for the proxy statement/prospectus, that will be both the proxy statement to be distributed to holders of VIH’s ordinary shares in connection with its solicitation of proxies for the vote by VIH’s shareholders with respect to the Proposed Transaction and other matters as may be described in the registration statement, as well as the prospectus relating to the offer and sale of the securities to be issued in the Domestication. After the registration statement is declared effective, VIH will mail a definitive proxy statement/prospectus and other relevant documents to its shareholders. This document does not contain all the information that should be considered concerning the Proposed Transaction and is not intended to form the basis of any investment decision or any other decision in respect of the Proposed Transaction. VIH’s shareholders and other interested persons are advised to read, when available, the preliminary proxy statement/prospectus included in the registration statement and the amendments thereto and the definitive proxy statement/prospectus and other documents filed in connection with the Proposed Transaction, as these materials will contain important information about Bakkt, VIH and the Proposed Transaction.

INVESTORS AND SECURITY HOLDERS AND OTHER INTERESTED PARTIES ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS THAT ARE FILED OR WILL BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT BAKKT, VIH, THE PROPOSED TRANSACTION AND RELATED MATTERS.

When available, the definitive proxy statement/prospectus and other relevant materials for the Proposed Transaction will be mailed to shareholders of VIH as of a record date to be established for voting on the Proposed Transaction. VIH shareholders will also be able to obtain copies of the preliminary proxy statement/prospectus, the definitive proxy statement/prospectus and other documents filed with the SEC, without charge, once available, at the SEC’s website at www.sec.gov. These documents (when they are available) can also be obtained free of charge from VIH upon written request to VIH by emailing vihinfo@victoryparkcapital.com or by directing a request to VIH’s secretary at c/o Victory Park Capital Advisors, LLC, 150 North Riverside Plaza, Suite 5200, Chicago, IL 60606.

No Offer or Solicitation

This communication is for informational purposes only and is not intended to and shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy or subscribe for any securities or a solicitation of any vote of approval, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and otherwise in accordance with applicable law.

Participants in Solicitation

This communication is not a solicitation of a proxy from any investor or securityholder. However, VIH, Bakkt, Intercontinental Exchange Holdings, Inc. (“ICE”) and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies in connection with the Proposed Transaction under the rules of the SEC. Information regarding VIH directors and executive officers may be found in its registration statement on Form S-1, including amendments thereto, and other reports which are filed with the SEC. Additional information regarding the participants will also be included in the registration statement on Form S-4 that includes the preliminary proxy statement/prospectus, when it becomes available. When available, these documents can be obtained free of charge from the sources indicated above.

Cautionary Statement Regarding Forward-Looking Statements

This communication contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements include, but are not limited to, statements about future financial and operating results, our plans, objectives, expectations and intentions with respect to future operations, products and services; and other statements identified by words such as “will likely result,” “are expected to,” “will continue,” “is anticipated,” “estimated,” “believe,” “intend,” “plan,” “projection,” “outlook” or words of similar meaning. These forward-looking statements include, but are not limited to, statements regarding Bakkt’s industry and market sizes, future opportunities for VIH, Bakkt and the combined company, VIH’s and Bakkt’s estimated future results and the Proposed Transaction, including the implied enterprise value, the expected transaction and ownership structure and the likelihood and ability of the parties to successfully consummate the Proposed Transaction. Such forward-looking statements are based upon the current beliefs and expectations of our management and are inherently subject to significant business, economic and competitive uncertainties and contingencies, many of which are difficult to predict and generally beyond our control. Actual results and the timing of events may differ materially from the results anticipated in these forward-looking statements.

In addition to factors previously disclosed in VIH’s reports filed with the SEC and those identified elsewhere in this communication, the following factors, among others, could cause actual results and the timing of events to differ materially from the anticipated results or other expectations expressed in the forward-looking statements: (i) inability to meet the closing conditions to the Proposed Transaction, including the occurrence of any event, change or other circumstances that could give rise to the termination of the definitive agreement; (ii) the inability to complete the Proposed Transaction due to the failure to obtain approval of VIH’s shareholders or Bakkt’s members, the failure to achieve the minimum amount of cash available following any redemptions by VIH’s shareholders or the failure to meet the national stock exchange’s listing standards in connection with the consummation of the Proposed Transaction; (iii) costs related to the Proposed Transaction; (iv) a delay or failure to realize the expected benefits from the Proposed Transaction; (v) risks related to disruption of management time from ongoing business operations due to the Proposed Transaction; (vi) the impact of the ongoing COVID-19 pandemic; (vii) changes in the markets in which Bakkt competes, including with respect to its competitive landscape, technology evolution or regulatory changes; (viii) changes in the markets that Bakkt targets; (ix) risk that Bakkt may not be able to execute its growth strategies, including identifying and executing acquisitions; (x) risks relating to data security; and (xi) risk that Bakkt may not be able to develop and maintain effective internal controls. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of VIH’s final prospectus dated September 22, 2020 relating to its initial public offering, the registration statement on Form S-4 and proxy statement/prospectus discussed above and other documents filed by VIH from time to time with the SEC. These filings identify and address, or will identify and address, other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements.

Actual results, performance or achievements may differ materially, and potentially adversely, from any projections and forward-looking statements and the assumptions on which those forward-looking statements are based. There can be no assurance that the data contained herein is reflective of future performance to any degree. You are cautioned not to place undue reliance on forward-looking statements as a predictor of future performance as projected financial information and other information are based on estimates and assumptions that are inherently subject to various significant risks, uncertainties and other factors, many of which are beyond our control. All information set forth herein speaks only as of the date hereof in the case of information about VIH and Bakkt or the date of such information in the case of information from persons other than VIH or Bakkt, and we disclaim any intention or obligation to update any forward looking statements as a result of developments occurring after the date of this communication. Forecasts and estimates regarding Bakkt’s industry and end markets are based on sources we believe to be reliable, however there can be no assurance these forecasts and estimates will prove accurate in whole or in part. Annualized, pro forma, projected and estimated numbers are used for illustrative purpose only, are not forecasts and may not reflect actual results.